# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEW MOUNTAIN PRIVATE CREDIT, CIK 0002037804
CUSIP: 000000000
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 1633 Broadway, 48th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/20/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001041773

## Reporting persons
- Dimension Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 5,405,942; shared voting power 0; sole dispositive power 5,405,942; shared dispositive power 0; aggregate amount beneficially owned 5,405,942 (13.87% of the class)
- Miguel F. Duenas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,405,942; shared voting power 0; sole dispositive power 5,405,942; shared dispositive power 0; aggregate amount beneficially owned 5,405,942 (13.87% of the class)

## Item 1. Issuer
Name of issuer: NEW MOUNTAIN PRIVATE CREDIT
Address of issuer's principal executive offices: 1633 Broadway, 48th Floor, New York, New York 10019

## Item 2. Person Filing
Name of person filing:
Dimension Capital Management LLC
Miguel F. Duenas
Address of principal business office or, if none, residence: 2800 Ponce De Leon Blvd, 15th Floor, Coral Gables, FL 33134
Citizenship: FL, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5405942
Percent of class: 13.87
Sole power to vote or to direct the vote: 5405942
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5405942
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dimension Capital Management LLC: Albert Marques, Albert Marques / COO (12/30/2024)
- Miguel F. Duenas: Miguel F. Duenas, Miguel F. Duenas / Managing Member (12/30/2024)